UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Landsea Homes Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51509P103

(CUSIP Number)

Qin Zhou

Chief Executive Officer

Landsea Holdings Corporation

530 Lytton Avenue, Suite 304

Palo Alto, CA 94301

(213) 689-5132

With a copy to:

James Hsu, Esq.

Squire Patton Boggs (US) LLP

555 Flower St 31st floor

Los Angeles, CA 90071

(213) 689-5170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Holdings Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 23,640,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 23,640,729 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 23,640,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.8% (2) (see Item 5)
14	Type of Reporting Person CO; HC

(1)

Consists of 23,640,729 shares (“Shares”) of common stock of Landsea Homes Corporation (“Common Stock”) held of record by Landsea Holdings Corporation after (a) acquiring (i) 32,557,303 shares of Common Stock issued by Landsea Homes Corporation (the “Issuer”) as merger consideration pursuant to the Agreement and Plan of Merger dated as of August 31, 2020 (the “Merger Agreement”) and (ii) 5,000,000 shares of Common Stock from Level Field Capital, LLC (the “Sponsor”) pursuant to the Sponsor Transfer, Waiver, Forfeiture and Deferral Agreement dated as of August 31, 2020 (the “Sponsor Surrender Agreement”), (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021, (c) disposing of 4,838,710 shares pursuant to the Stock Purchase Agreement dated as of May 31, 2022, and (d) disposing of 4,398,826 shares pursuant to the Share Repurchase Agreement dated as of June 1, 2022. This amount does not include 2,200,000 private placement warrants transferred by the Sponsor to Landsea Holdings Corporation pursuant to the Sponsor Surrender Agreement, which warrants are exercisable for an equal amount of shares of Common Stock the earlier of 30 days after closing of the business combination pursuant to the Merger Agreement and filing of an effective registration statement for the issuance of the shares underlying such warrants.

(2)

The percentage ownership is based upon 45,324,405 shares of Common Stock issued and outstanding as of May 3, 2022, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the United States Securities and Exchange Commission on May 5, 2022 (the “May 5, 2022 Quarterly Report”), as adjusted by 4,398,826 shares repurchased by the Issuer from Landsea Holdings Corporation as described above.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Green Properties Co. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 23,640,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 23,640,729 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 23,640,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.8% (2) (see Item 5)
14	Type of Reporting Person CO; HC

(1)

Consists of 23,640,729 shares of Common Stock held of record by Landsea Holdings Corporation after (a) acquiring (i) 32,557,303 shares of Common Stock issued by the Issuer as merger consideration pursuant to the Merger Agreement and (ii) 5,000,000 shares of Common Stock from the Sponsor pursuant to the Sponsor Surrender Agreement, (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021, (c) disposing of 4,838,710 shares pursuant to the Stock Purchase Agreement dated as of May 31, 2022, and (d) the disposal of 4,398,826 shares pursuant to the Share Repurchase Agreement dated as of June 1, 2022. This amount does not include 2,200,000 private placement warrants transferred by the Sponsor to Landsea Holdings Corporation pursuant to the Sponsor Surrender Agreement, which warrants are exercisable for an equal amount of shares of Common Stock the earlier of 30 days after closing of the business combination pursuant to the Merger Agreement and filing of an effective registration statement for the issuance of the shares underlying such warrants.

Landsea Green Properties Co. Ltd may be deemed to have beneficial ownership of the Shares since Landsea Holdings Corporation is 100% indirectly owned by Landsea Green Properties Co. Ltd. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Landsea Green Properties Co. Ltd. or any of its subsidiaries having a beneficial ownership interest in Landsea Holdings Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

The percentage ownership is based upon 45,324,405 shares of Common Stock issued and outstanding as of May 3, 2022, as set forth in the May 5, 2022 Quarterly Report, as adjusted by 4,398,826 shares repurchased by the Issuer from Landsea Holdings Corporation as described above.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Ming Tian
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 23,640,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,640,729 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 23,640,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.8% (2) (see Item 5)
14	Type of Reporting Person IN; HC

(1)

Consists of 23,640,729 shares of Common Stock held of record by Landsea Holdings Corporation after (a) acquiring (i) 32,557,303 shares of Common Stock issued by the Issuer as merger consideration pursuant to the Merger Agreement and (ii) 5,000,000 shares of Common Stock from the Sponsor pursuant to the Sponsor Surrender Agreement, (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021, (c) disposing of 4,838,710 shares pursuant to the Stock Purchase Agreement dated as of May 31, 2022, and (d) disposing of 4,398,826 shares pursuant to the Share Repurchase Agreement dated as of June 1, 2022. This amount does not include 2,200,000 private placement warrants transferred by the Sponsor to Landsea Holdings Corporation pursuant to the Sponsor Surrender Agreement, which warrants are exercisable for an equal amount of shares of Common Stock the earlier of 30 days after closing of the business combination pursuant to the Merger Agreement and filing of an effective registration statement for the issuance of the shares underlying such warrants.

Mr. Tian may be deemed to have beneficial ownership of such shares since Landsea Holdings Corporation is 100% indirectly owned by Landsea Green Properties Co. Ltd. and Mr. Tian indirectly beneficially owns approximately 57.8% of Landsea Green Properties Co. Ltd. through his interest in Easycorps Group Limited (“Easycorps”), Greensheid Corporation (“Greensheid”), and Landsea International Holdings Limited (“Landsea International”). Easycorps is wholly-owned by Mr. Tian. Greensheid is wholly-owned by Landsea International, which in turn is wholly-owned by Landsea Group Co., Ltd. (“Landsea Group”). Mr. Tian is the controlling shareholder of Landsea Group. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Tian, Easycorps, Greensheid, Landsea Group, Landsea Green Properties Co. Ltd. or any of Landsea Green Properties Co. Ltd.’ subsidiaries having a beneficial ownership interest in Landsea Holdings Corporation that he or it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The percentage ownership is based upon 45,324,405 shares of Common Stock issued and outstanding as of May 3, 2022, as set forth in the May 5, 2022 Quarterly Report, as adjusted by 4,398,826 shares repurchased by the Issuer from Landsea Holdings Corporation as described above.

Statement on Schedule 13D

Explanatory Note

This Amendment No. 2 amends and supplements the Schedule 13D filed on January 19, 2021, as amended by Amendment No. 1 filed on May 12, 2022 (the “Amendment No.1”) to report that Landsea Holdings Corporation (the “Company”) entered into: (i) a stock purchase agreement (the “Stock Purchase Agreement”) and related put option agreement (the “Put Option Agreement”) on May 31, 2022; and (ii) a share repurchase agreement (the “Share Repurchase Agreement”) on June 1, 2022 as further discussed below in Item 4 and 6.

The aggregate number of shares of Common Stock deemed to be beneficially owned by the Reporting Persons has changed from the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “Commission”) on January 19, 2021, as amended by Amendment No. 1. Except as otherwise specified in this Amendment No. 2, all previous Items are unchanged.

Item 4. – Purpose of Transaction

Item 4 is hereby amended to add the following supplemental information:

The information set forth in Item 6 is hereby incorporated by reference into Item 4 of this Amendment No. 2.

Item 6. – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

Stock Purchase Agreement and related Put Option Agreement

On May 31, 2022, Landsea Holdings Corporation (the “Seller”) and Green Investment Alpha Limited, a company organized under the laws of the British Virgin Islands (the “Purchaser”), entered into a Stock Purchase Agreement and related Put Option Agreement. Pursuant to the Stock Purchase Agreement, the Seller agreed to sell to Purchaser and the Purchaser agreed to purchase from the Seller, 4,838,710 shares (the “Purchased Shares”) of the common stock of Landsea Homes Corporation for a price of $9.30 per share or $45,000,000 in the aggregate (the “Purchase Price”). The transaction closed on June 1, 2022.

In connection with the Stock Purchase Agreement, Landsea Holdings Corporation (the “Put Share Purchaser”) and Green Investment Alpha Limited (the “Put Holder”) entered into the Put Option Agreement on May 31, 2022. Under the terms of the Put Option Agreement, commencing on (i) March 1, 2023 and for a period of thirty (30) days thereafter (the “First Put Exercise Period”) and (ii) March 1, 2024 and for a period of thirty days thereafter (the “Second Put Exercise Period”), the Put Holder will have the right (the “Put Right”), but not the obligation, to cause the Put Share Purchaser to purchase all or a portion of the Purchased Shares owned by the Put Holder on the date that the Put Right is exercised. The purchase price for the Purchased Shares subject to the exercise of the Put Right to be paid by the Put Share Purchaser to the Put Holder will be $9.30 per Purchased Share.

Share Repurchase Agreement

On June 1, 2022, the Company entered into the Share Repurchase Agreement with Landsea Homes Corporation (the “Issuer”) whereby the Company agreed to sell to the Issuer 4,398,826 shares of the Issuer’s common stock for a purchase price of $6.82 per share. The Company also agreed not to sell any of its shares of the Issuer’s common stock for the 90-day period from the date of the repurchase agreement, subject to limited exceptions. The transaction closed on June 2, 2022.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2022

Landsea Holdings Corporation

By:	/s/ Qin Zhou
Name:	Qin Zhou
Title:	Chief Executive Officer

Landsea Green Properties Co. Ltd

By:	/s/ Ming Tian
Name:	Ming Tian
Title:	Chairman of the Board

Ming Tian

/s/ Ming Tian